Exhibit 99.2

CASTOR MARITIME INC. ANNOUNCES DELIVERY OF THE M/V MAGIC SUN AND NEW TIME CHARTER CONTRACT

Limassol, Cyprus, September 5, 2019 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry-bulk vessels, announced today, pursuant to a memorandum of agreement dated July 25, 2019, it completed, through one of its wholly-owned subsidiaries, the acquisition of its second vessel, namely the Magic Sun, a 2001 Korean built Panamax dry bulk carrier, from an unaffiliated seller, for a purchase price of $6.7 million (the “Magic Sun Acquisition”).

The Magic Sun Acquisition was financed with i) cash on hand and ii) the proceeds from a $5.0 million unsecured term loan agreement entered into between the Company and an entity controlled by Petros Panagiotidis, Castor’s Chairman, Chief Executive Officer and Chief Financial Officer, which closed on August 30, 2019 (the “$5.0 Million Term Loan Facility”). The $5.0 Million Term Loan Facility bears an annual fixed interest rate of 6% and has a bullet repayment at maturity, which is eighteen (18) months following the drawdown date.

The Board of Directors of the Company (the “Board”) and the Special Committee consisting of disinterested and independent members of the Board have approved the $5.0 Million Term Loan Facility.

In connection with the Magic Sun Acquisition, on August 30, 2019, the Company, through one of its wholly-owned subsidiaries, entered into a new time charter agreement with Oldendorff Carriers GMBH & Co KG at a daily hire rate of $12,000.  The charter agreement has an expected term of minimum eight (8) months up to maximum (12) months and is expected to commence on or around September 7, 2019. With this new employment, the Company’s gross revenue is expected to increase by $2.9 million for the minimum scheduled period of the time charter and could reach approximately $4.4 million should employment be extended to its maximum period.

Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“We are pleased to announce the delivery of our second vessel. Consistent with our growth-oriented strategy, in a short period of time, we have doubled the size of our fleet with the target of increasing annual cash flows and shareholder value.”

About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transports a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.
The Company's fleet currently consists of two Panamax dry bulk carriers.
For more information please visit the company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com